
07069346

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
PROCESSING
RECEIVED
JUN 2 8 2007
WASH. D.C.
186
SECTION

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-9861

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

M&T BANK CORPORATION
RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

M&T BANK CORPORATION
One M&T Plaza
Buffalo, New York 14203

and

M&T BANK CORPORATION
RETIREMENT SAVINGS PLAN
One M&T Plaza
Buffalo, New York 14203

Table of Contents of Information Required in Report

Item 4. Financial Statements and Supplemental Schedule for the Plan.

The M&T Bank Corporation Retirement Savings Plan("the Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). In lieu of the requirements of Items 1-3 of this Form, the Plan is filing the financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA. The Plan financial statements and supplemental schedule for the years ended December 31, 2006 and 2005 are included as Exhibit 99.1 to this report on Form 11-K and are incorporated herein by reference. The Plan financial statements and supplemental schedule have been examined by PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, and their report is included therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the M&T Bank Corporation Employee Benefit Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

M&T BANK CORPORATION
RETIREMENT SAVINGS PLAN

Date: June 27, 2007

By: 

Stephen J. Braunscheidel
M&T Bank Corporation Employee
Benefit Plan Committee

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 33-32044, 333-16077 and 333-84384) of M&T Bank Corporation of our report dated June 22, 2007, relating to the financial statements and financial statement schedule of the M&T Bank Corporation Retirement Savings Plan, which appears in this Form 11-K. We also consent to the reference to us under the heading "Experts" in such Registration Statements.

PricewaterhouseCoopers LLP

Buffalo, New York
June 27, 2007

Exhibit 99.1

# INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE OF THE M&T BANK CORPORATION RETIREMENT SAVINGS PLAN

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Employee Benefit Plan Committee of
the M&T Bank Corporation
Retirement Savings Plan

In our opinion, the accompanying statement of assets available for benefits and the related statement of changes in assets available for benefits present fairly, in all material respects, the assets available for benefits of the M&T Bank Corporation Retirement Savings Plan (the "Plan") at December 31, 2006 and 2005, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Employee Benefit Plan Committee. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Employee Benefit Plan Committee, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Employee Benefit Plan Committee. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Buffalo, New York
June 22, 2007

**M&T BANK CORPORATION RETIREMENT SAVINGS PLAN**
**STATEMENT OF ASSETS AVAILABLE FOR BENEFITS**

| | December 31 | |
|---|---|---|
| | 2006 | 2005 |
| Investments, at fair value: | | |
| M&T Bank Corporation common stock | $314,899,640 | 285,248,291 |
| Mutual funds | 543,181,794 | 457,190,231 |
| Common trust fund | 67,533,057 | 60,305,497 |
| Loans to participants | 15,697,079 | 14,067,362 |
| Total investments | 941,311,570 | 816,811,381 |
| Contributions receivable: | | |
| Participant | 734,459 | 674,799 |
| Employer matching | 338,100 | 317,863 |
| Retirement Accumulation Account | 7,391,312 | — |
| Total contributions receivable | 8,463,871 | 992,662 |
| Accrued investment income | 346,060 | 269,392 |
| Due from broker | 8,759 | 42,242 |
| **Assets available for benefits** | $950,130,260 | 818,115,677 |

See accompanying notes to financial statements.

## M&T BANK CORPORATION RETIREMENT SAVINGS PLAN
## STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

| | Year ended December 31 | |
|---|---|---|
| | 2006 | 2005 |
| **Additions to assets available for benefits** | | |
| Net investment income: | | |
| Interest | $ 3,508,550 | 2,279,460 |
| Dividends | 35,852,444 | 27,507,234 |
| Net appreciation in fair value of investments | 72,026,636 | 6,229,332 |
| Total net investment income | 111,387,630 | 36,016,026 |
| Contributions: | | |
| Participant | 43,713,190 | 37,724,456 |
| Employer matching | 20,405,802 | 16,561,067 |
| Retirement Accumulation Account | 7,391,312 | — |
| Total contributions | 71,510,304 | 54,285,523 |
| Transfer of net assets related to the Hess, Egan, Hagerty and L'Hommedieu, Inc. Profit Sharing Plan | 3,371,334 | — |
| Total additions to assets available for benefits | 186,269,268 | 90,301,549 |
| **Deductions from assets available for benefits** | | |
| Participant withdrawals | (54,254,685) | (55,794,274) |
| **Net increase in assets available for benefits** | 132,014,583 | 34,507,275 |
| Net assets available for benefits at beginning of year | 818,115,677 | 783,608,402 |
| **Assets available for benefits at end of year** | $950,130,260 | 818,115,677 |

See accompanying notes to financial statements.

**M&T BANK CORPORATION RETIREMENT SAVINGS PLAN**
**Notes to Financial Statements**

## 1. Description of plan

The following description of the M&T Bank Corporation Retirement Savings Plan ("the Plan") is provided for general information purposes and is qualified in its entirety by reference to the Plan document. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

### General

The Plan is a defined contribution combined profit sharing/stock bonus plan. The stock bonus component is intended to be an employee stock ownership plan ("ESOP"), which is designed to invest primarily in the common stock of M&T Bank Corporation ("M&T"). Effective January 1, 2006, the Plan began to offer a Retirement Accumulation Account ("RAA") feature. Employees who were participants of the M&T Bank Corporation defined benefit pension plan prior to January 1, 2006 were given an opportunity to choose between continuing to accrue benefits under that plan, or receiving RAA contributions under the Plan. For those employees choosing to receive RAA contributions under the Plan, and for any employee hired after July 1, 2004, M&T will make a contribution on behalf of each eligible participant based on the participant's length of service. The Plan exists for the benefit of employees of M&T and its subsidiaries ("the Company").

### Eligibility and participation

Employees who are at least 21 years of age are immediately eligible to participate in the Plan and make pre-tax contributions through salary reduction. Participants are eligible to have employer matching contributions and RAA contributions made on their behalf on the first day of any pay period following the completion of 12 months of continuous service, provided that the participant is at least 21 years of age.

### Administration

The Plan is administered by M&T's Employee Benefit Plan Committee ("Administrative Committee") which is appointed by the Board of Directors of M&T Bank, a wholly owned subsidiary of M&T. The assets of the Plan are held by T. Rowe Price Trust Company ("T. Rowe"), as trustee. T. Rowe Price Retirement Plan Services, Inc. ("TRP Retirement Services") provides recordkeeping services for the Plan.

The Board of Directors of M&T has the right to terminate, amend or modify the Plan at any time subject to the Plan provisions. Upon Plan termination, participants would receive the assets allocated to their respective accounts.

### Contributions

Contributions to the Plan are made by participants through salary reduction and by the Company through employer matching contributions and, effective January 1, 2006, RAA contributions. Highly and non-highly compensated employees who are participants may elect to reduce their compensation by a specified whole percentage not to exceed 50% each in 2006 and 10% and 15%, respectively, in 2005. Both highly and non-highly compensated employees who are participants are subject to certain limitations under Section 401(k) and Section 415 of the Internal Revenue Code. The Company remits to the Plan on behalf of each participant the amount by which the participant's compensation is reduced. Contributions may be suspended at any time.

**1. Description of plan, continued**

Contributions, continued

Compensation is generally defined in the Plan to mean a participant's base salary and overtime pay, all commissions earned, incentive/bonus payments and any before-tax deferral amounts made by participants. Prior to January 1, 2006, compensation was defined to mean a participant's base salary and 75% of participants' sales commissions, for those participants whose commissions are expected to exceed 50% of total pay for the calendar year, but excluding any other form of additional compensation.

Generally, an individual participant's total annual contribution may not exceed the lesser of 100% of compensation, as defined in the Internal Revenue Code, or $44,000, adjusted for inflation. An individual participant's pre-tax contribution was limited to $15,000 in 2006 and $14,000 in 2005.

Effective January 1, 2006, participants are no longer permitted to make after-tax contributions to the Plan. After-tax contributions made prior to that date will continue to be held in the Plan and will be distributed in accordance with the terms of the Plan.

Catch-up contributions

A participant who has attained age 50 before the close of the respective Plan year is eligible to make unmatched catch-up contributions up to a maximum of $5,000 for 2006 and $4,000 for 2005.

Employer matching contributions

After the eligible participant has completed one year of employment, the Company makes an employer matching contribution in an amount equal to 100% of the participant's pre-tax contributions that do not exceed 3% of compensation for the Plan year plus 50% of the participant's pre-tax contributions that exceed 3%, but do not exceed 6% of compensation for the Plan year. Prior to January 1, 2006, the Company made employer matching contributions in an amount equal to 75% of the participant's contribution. The matching contribution under that formula was limited to 4.5% of the participant's compensation.

Employer matching contributions are calculated and contributed each pay-period at the same time as the participant's salary reduction contributions. The Company will recalculate each participant's employer matching contribution on a quarterly basis and contribute the difference between the amount calculated based on the participant's year-to-date compensation and the year-to-date employer contributions.

Retirement Accumulation Account contributions

For each Plan year beginning on or after January 1, 2006, the Company will contribute on behalf of each eligible participant a percentage of each participant's compensation. An eligible participant is entitled to receive a RAA contribution if they (1) satisfy the Plan's eligibility requirements previously discussed; (2) are credited with at least 1,000 hours of service during the Plan year; (3) are an active employee of the Company on the last day of the Plan year; and (4) do not participate in the M&T Bank Corporation defined benefit pension plan if hired prior to July 2, 2004. The percentage contributed by the Company is based on the years of vesting service credited to the participant. The RAA contribution will be made as soon as practicable after the close of the Plan year. RAA contributions are invested in the available investment alternatives in the proportion elected by the participants.

**1. Description of plan, continued**

Rollover contributions

Employees may also contribute amounts representing rollover distributions from other qualified defined contribution and benefit plans at any time during their employment.

Vesting

Participants' accounts (other than the portion attributable to RAA contributions) are at all times fully vested and nonforfeitable.

Participants become fully vested in their RAA contributions after completion of five years of vesting service, or when normal retirement age is reached while employed by the Company. Effective February 1, 2007, a participant will vest in their RAA contributions as follows:

| Vesting service | Vested percentage |
|---|---|
| Less than 2 years | 0% |
| 2 years | 20% |
| 3 years | 40% |
| 4 years | 60% |
| 5 years | 100% |

Investment programs

Participants may direct the investment of their contributions in 1% increments in any of several investment alternatives, which include mutual funds, a common trust fund and the common stock of M&T.

Participants may, in accordance with the rules of the Plan, transfer existing balances among the available investment alternatives and/or redirect their current contributions into different investment alternatives at any time. A participant may increase or decrease, at any time, the percentage of salary reduction elected, effective the first day of each payroll period.

Loans to participants

Participants may borrow from their account (other than the portion attributable to RAA contributions and employer matching contributions made after December 31, 2005) an amount not to exceed the lesser of (1) 50% of the participant's vested account balance as of the most recent valuation date or (2) $50,000 reduced by the participant's highest outstanding loan balance in the twelve months prior to the date of loan origination. The minimum loan amount is $1,000. A participant may have only one loan outstanding at any time. Loans bear interest at one percentage point above the prime rate published by *The Wall Street Journal* on the date the loan is processed, and are repaid in equal installments through after-tax payroll deductions for a period of up to five years, except for certain loans formerly associated with the Allfirst Financial Inc. Capital Accumulation Retirement Plan and Trust which allowed loan terms greater than five years if the proceeds were used to purchase an employee's primary residence. Participants are charged a one-time $50 administrative fee for each new loan processed, which is deducted from the loan proceeds and has been included in participant withdrawals in the statement of changes in assets available for benefits.

**1. Description of plan, continued**

Withdrawals and distributions

A participant undergoing financial hardship may make withdrawals from the Plan, subject to Plan limitations. Upon termination of employment for any reason, participants are entitled to a distribution of the full amount of vested individual account balances as of the revaluation date immediately following such termination of service.

Upon termination of employment, participants have the option of receiving distributions of amounts greater than $5,000 (excluding rollover contributions) in the form of a lump-sum payment or by rollover contribution to other qualified plans. Participants also have the option to leave those amounts invested in the Plan. Effective March 28, 2005, mandatory distributions that exceed $1,000 but are less than $5,000 (excluding rollover contributions) will automatically be rolled over into a T. Rowe individual retirement account unless otherwise directed by the participant. Distributions equal to $1,000 or less will automatically be made by lump-sum payment less the mandatory 20% federal income tax withholding, unless otherwise elected within 90 days following termination. Prior thereto, distributions of amounts that were equal to $5,000 or less were automatically made by lump-sum payment less the mandatory 20% federal income tax withholding unless otherwise directed by the participant. If the participant receives a distribution, the non-vested portion of their RAA will be forfeited.

The participant may also elect, upon termination of employment, to defer distribution of either the minimum required under Internal Revenue Code Section 401(a)(9) or the entire balance, until no later than April 1 of the calendar year following the year in which age 70½ is attained. If a participant terminates employment after that date, distribution will be made as soon as administratively practicable following termination of employment.

ESOP provisions

A participant entitled to a distribution who has directed some or all of their balance to be invested in common stock of M&T has the right to elect the distribution in the form of M&T common stock. A participant may also elect to receive a distribution of dividends paid on shares of M&T common stock held in the Plan and allocated to the participant's account. Dividends will be distributed quarterly as soon as administratively practicable after the dividends are paid to the Plan. If no election is made, dividends will be reinvested in the common stock of M&T.

**2. Summary of significant accounting policies**

Basis of accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Administrative Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

**2. Summary of significant accounting policies, continued**

Investment valuation and income recognition

Investments are reported at fair value. Investments in the common stock of M&T, which is traded on the New York Stock Exchange, are valued using the last reported sales price prior to the close of the Plan year. Investments in mutual funds are valued at the net asset value of shares held at the end of the Plan year. Investments in the common trust fund are valued at the net asset value based on the last reported sales price of the underlying investments held.

Loans to participants are valued for the purposes of determining asset value by TRP Retirement Services, as no active market exists for such loans. The fair value of loans, which are fully secured by a portion of the participants' vested benefits, was estimated to approximate the outstanding principal balance of the loans at both December 31, 2006 and 2005.

Investment income of M&T common stock, the mutual funds and the common trust fund is allocated to participants based on their proportionate share of the net assets of the respective investment alternative. Interest income on loans to participants is allocated to participants based on their respective loan agreement.

Purchases and sales of securities are reflected on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

Risks and uncertainties

The Plan invests in various types of investments, which include equity, bond and money market mutual funds, a common trust fund and the common stock of M&T. These investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur and that such changes could materially affect the amounts reported in the statement of assets available for benefits.

Administrative expenses

Expenses related to administration of the Plan are paid by the Company. Brokerage commissions for acquiring or selling securities are paid by the Plan. The Plan incurred brokerage commissions in 2006 and 2005 totaling $6,817 and $5,611, respectively. These amounts have been included in the statement of changes in assets available for benefits in net appreciation in fair value of investments.

Payment of benefits

Benefits are recorded when paid.

**3. Investments**

Investments representing 5% or more of assets available for benefits as of the dates indicated were as follows:

| | December 31 2006 | December 31 2005 |
|---|---|---|
| M&T Bank Corporation common stock | $314,899,640 | 285,248,291 |
| MTB Group of Funds Mid-Cap Stock Fund | 56,777,839 | 51,574,710 |
| MTB Group of Funds Money Market Fund | 55,351,153 | 52,567,174 |
| Templeton Funds, Inc. Foreign Fund | 63,368,668 | 52,936,463 |
| T. Rowe Price Associates, Inc. Equity Index Trust | 67,533,057 | 60,305,497 |

Statement of changes in assets available for benefits

The Plan presents in the statement of changes in assets available for benefits the net appreciation (depreciation) in fair value of investments, which consists of the realized gains and losses from the sale of investments and the unrealized appreciation (depreciation) on investments. The Plan's investments appreciated in value as follows:

| | For the year ended December 31, 2006 | For the year ended December 31, 2005 |
|---|---|---|
| M&T Bank Corporation common stock | $33,922,456 | 3,256,054 |
| Mutual funds | 28,905,164 | 202,003 |
| Common trust fund | 9,199,016 | 2,771,275 |
| Net appreciation in fair value of investments | $72,026,636 | 6,229,332 |

**4. Income taxes**

The Internal Revenue Service ("IRS") issued a favorable determination letter on May 20, 2003 regarding the qualified and tax-exempt status of the Plan under Sections 401 and 501 of the Internal Revenue Code. Subsequent to receipt of the favorable determination letter, the Plan was amended. The Administrative Committee is of the opinion that the amendments did not affect the qualified and tax-exempt status of the Plan and, accordingly, no provision has been made for income taxes.

Participants are not subject to federal or state income tax on employer contributions and pre-tax participant salary reduction contributions until such contributions are withdrawn or distributed. Participants are also not subject to federal or state income tax on the earnings and appreciation of the assets of the Plan until such amounts are withdrawn or distributed.

**5. Plan amendments**

On February 15, 2005, the Plan was amended and restated, to be effective January 1, 2006. Under such amendment, a separate RAA for each eligible participant was created. Following each Plan year, the Company will contribute a percentage of the participant's compensation based on the number of years of vesting service. Such contributions will be invested in the available investment alternatives as elected by the participant. Participants become fully vested in their RAA after completion of five years of vesting service, or when normal retirement age is reached while employed by the Company. The Plan was further amended to: modify the maximum contribution percentages for highly and non-highly compensated employees from 10% and 15%, respectively, to 50%, subject to IRS limitations; redefine compensation to mean base salary and overtime pay, all commissions earned, incentive/bonus payments and any before-tax deferral amounts made by participants; and change the formula used to determine the employer matching contribution made by the Company to 100% of the first 3% and 50% of the next 3% of eligible participants' contributions.

Effective March 28, 2005, the Plan was amended to modify the provisions for distributions of amounts less than $5,000. Distributions that exceed $1,000 but are less than $5,000 are now automatically rolled over into a T. Rowe individual retirement account unless otherwise directed by the participant. Distributions equal to $1,000 or less are automatically made by lump-sum payment less the mandatory 20% federal income tax withholding, unless otherwise elected within 90 days following termination.

Effective February 1, 2006, the Plan was amended to provide credit for past service for former employees of Hess, Egan, Hagerty and L'Hommedieu, Inc. for eligibility purposes. Effective July 1, 2006, the assets of the Hess, Egan, Hagerty and L'Hommedieu, Inc. Profit Sharing Plan were merged into the Plan.

On December 14, 2006, the Plan was amended, effective January 1, 2006, to make certain administrative changes pertaining to RAA contributions and the hours of service requirement related to such contributions.

Effective February 1, 2007, the Plan was amended, in accordance with the Pension Protection Act of 2006, to provide for accelerated vesting of RAA contributions. A qualified participant's RAA will be vested and non-forfeitable as described in note 1.

**6. Related party transactions**

The Plan invests in shares of the common stock of M&T. The Plan held 2,577,764 shares with a fair value of $314,899,640 and 2,615,757 shares with a fair value of $285,248,291 at December 31, 2006 and 2005, respectively.

Certain Plan investment alternatives represent shares of mutual funds that are advised by an entity related to T. Rowe Price. T. Rowe Price serves as trustee and recordkeeper. MTB Investment Advisors, Inc. ("MTBIA") provides advisory services for Plan investments in the MTB Group of Funds. MTBIA is a wholly owned subsidiary of M&T Bank, the Plan sponsor. The transactions described above qualify as party-in-interest transactions. M&T Bank did not pay MTBIA any fees on behalf of the Plan during 2006 and 2005, and paid $485,296 and $509,002 to T. Rowe Price in 2006 and 2005, respectively, for trustee and recordkeeping services for the Plan.

M&T BANK CORPORATION RETIREMENT SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

| Identity of issue, borrower, lessor, or similar party | Description of investment | Number of shares or principal amount | Fair value |
|---|---|---|---|
| **Common stock** | | | |
| Financial: | | | |
| * M&T Bank Corporation [1] | Common Stock | 2,577,764 | $ 314,899,640 |
| **Mutual fund investments** | | | |
| Lord Abbett Distributor LLC | Mid Cap Value Fund | 793,423 | 17,772,679 |
| * MTB Group of Funds [2] | Balanced Fund | 987,929 | 14,324,965 |
| * MTB Group of Funds | Intermediate-Term Bond Fund | 1,267,026 | 12,404,181 |
| * MTB Group of Funds | Large Cap Growth Fund | 1,872,184 | 16,456,495 |
| * MTB Group of Funds | Large Cap Stock Fund | 1,776,595 | 15,758,399 |
| * MTB Group of Funds | Large Cap Value Fund | 1,102,172 | 14,041,678 |
| * MTB Group of Funds | Mid Cap Stock Fund | 3,805,485 | 56,777,839 |
| * MTB Group of Funds | Prime Money Market Fund | 55,351,153 | 55,351,153 |
| * MTB Group of Funds | Small Cap Growth Fund | 1,253,760 | 23,169,486 |
| * MTB Group of Funds | U.S. Government Bond Fund | 2,169,426 | 20,045,495 |
| Pacific Investment Management Company LLC (PIMCO) | Total Return Fund | 892,951 | 9,268,832 |
| * T. Rowe Price Associates, Inc. | Balanced Fund | 1,207,625 | 25,710,345 |
| * T. Rowe Price Associates, Inc. | Equity Income Fund | 1,029,877 | 30,432,880 |
| * T. Rowe Price Associates, Inc. | Growth Stock Fund | 1,039,751 | 32,887,309 |
| * T. Rowe Price Associates, Inc. | Retirement 2010 Fund | 1,515,637 | 24,053,152 |
| * T. Rowe Price Associates, Inc. | Retirement 2020 Fund | 1,422,055 | 24,672,651 |
| * T. Rowe Price Associates, Inc. | Retirement 2030 Fund | 1,035,091 | 19,242,348 |
| * T. Rowe Price Associates, Inc. | Retirement 2040 Fund | 807,609 | 15,142,667 |
| * T. Rowe Price Associates, Inc. | Retirement Income Fund | 409,358 | 5,374,873 |
| * T. Rowe Price Associates, Inc. | Small-Cap Value Fund | 1,138,697 | 46,925,699 |
| Templeton Funds, Inc. [2] | Foreign Fund | 4,645,778 | 63,368,668 |
| | | | 543,181,794 |
| **Common trust fund investments** | | | |
| * T. Rowe Price Associates, Inc. [2] | Equity Index Trust | 1,631,233 | 67,533,057 |
| **Loans to participants** | | | |
| * Loans to participants | 5.00%-11.50%, fully secured by vested benefits, due 2007 through 2014 | $ 15,697,079 | 15,697,079 |
| | Total investments | | $ 941,311,570 |

[1] See note 6 of notes to financial statements.

[2] Effective January 2, 2007, the following investment options were discontinued, the related investments redeemed and the proceeds invested in shares of the new investment options, as indicated below:

| Discontinued investment option | New investment option |
|---|---|
| MTB Group of Funds Balanced Fund | T. Rowe Price Associates, Inc. Balanced Fund |
| Templeton Funds, Inc. Foreign Fund | Harbor Capital Advisors, Inc. International Fund |
| T. Rowe Price Associates, Inc. Equity Index Trust | The Vanguard Group, Inc. Institutional Index Fund |

* Denotes party-in-interest.

END